[LETTERHEAD OF QUIKSILVER, INC.]

October 8, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:	Erin Wilson
(202) 551-6047

	Re:	Quiksilver, Inc., QS Wholesale, Inc.
and the Additional Registrants listed on Annex A hereto
Registration Statement on Form S-4

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, each of the undersigned registrants (each, a “Registrant”) hereby requests that the effectiveness of the registration statement on Form S-4, the file number of which is set forth opposite each such Registrant’s name on Annex A hereto, filed on August 27, 2013 and amended on October 4, 2013, be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 PM, Eastern time, on October 9, 2013, or as soon thereafter as practicable.

Each Registrant acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, each Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, each Registrant acknowledges that it may not assert the declaration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Pages Follow]

We request that we be notified of such effectiveness by a telephone call to Jeffrey Miller of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5222 and that such effectiveness also be confirmed in writing.

Very truly yours,

QUIKSILVER, INC.

By:	/s/ Charles S. Exon
	Name:	Charles S. Exon
	Title:	Chief Administrative Officer,
General Counsel and Secretary

QS WHOLESALE, INC.

By:	/s/ Charles S. Exon
	Name:	Charles S. Exon
	Title:	President and Secretary

DC SHOES, INC.

By:	/s/ Charles S. Exon
	Name:	Charles S. Exon
	Title:	President and Secretary

HAWK DESIGNS, INC.

By:	/s/ Charles S. Exon
	Name:	Charles S. Exon
	Title:	President and Secretary

MERVIN MANUFACTURING, INC.

By:	/s/ Charles S. Exon
	Name:	Charles S. Exon
	Title:	President and Secretary

QS RETAIL, INC.

By:	/s/ Charles S. Exon
	Name:	Charles S. Exon
	Title:	President and Secretary

cc:	Quiksilver, Inc.
Charles S. Exon
Richard Shields

Skadden, Arps, Slate, Meagher & Flom LLP
Jonathan Ko, Esq.

Annex A

Registrant	Registration Statement on Form S-4
(File No.)

Quiksilver, Inc.	333-190842
QS Wholesale, Inc.	333-190842-05
DC Shoes, Inc.	333-190842-04
Hawk Designs, Inc.	333-190842-03
Mervin Manufacturing, Inc.	333-190842-02
QS Retail, Inc.	333-190842-01